UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2018

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note.

Avino Silver & Gold Mines Ltd. is filing this Form 6-K to file its Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico in response to certain comments raised by British Columbia Securities Commission.

Incorporation by Reference

Exhibit 10.1 set forth in this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 as filed on August 21, 2018, and declared effective on September 5, 2018 (No. 333-226963).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: December 26, 2018	By:	/s/ Dorothy Chin
Dorothy Chin
Corporate Secretary

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EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

10.1	Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico dated December 19, 2018.

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